UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
THE STANDARD REGISTER COMPANY

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
853887107

(CUSIP Number)
Richard W. Holmes, Jr., Fifth Third Bank 38, Fountain Square Plaza, MD 10AT76 Cincinnati, Ohio 45263

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 132-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	853887107

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: Fifth Third Bancorp 31-0854434

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		7,725,300, of which 2,153,016 are Class A convertible shares that each have the right to 5 votes per share.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,600

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,724,325, of which 2,153,016 are Class A convertible shares.

WITH:	10	SHARED DISPOSITIVE POWER:

4,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,730,348, of which 2,153,016 are Class A convertible shares.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23% of the common shares and 46% of the Class A shares; and 32% on an as-converted basis.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

SCHEDULE 13D

CUSIP No.	853887107

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: Fifth Third Bank 31-0676865

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		7,338,364, of which 2,153,016 are issuable upon conversion of Class A shares, $1.00 par value. Class A shares are entitled to five (5) votes per share. As a result, total votes held are 15,950,428.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,600

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,339,812, of which 2,153,016 are issuable upon conversion of Class A shares, $1.00 par value.

WITH:	10	SHARED DISPOSITIVE POWER:

3,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,343,412, includes 2,153,016 shares issuable on Class A conversion as noted in Items 7 and 9 above.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22% of the common shares and 46% of the Class A shares; and 31% on an as-converted basis.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

SCHEDULE 13D

CUSIP No.	853887107

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: Fifth Third Bank, a Michigan banking corporation 38-0892650

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER:

NUMBER OF		17,568 of common share class

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,145 of common share class

WITH:	10	SHARED DISPOSITIVE POWER:

693 of common share class

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,568 of common share class

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.07% of common share class

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

SCHEDULE 13D

CUSIP No.	853887107

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: Fifth Third Asset Management, Inc. 34-1172683

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		364,173 of common share class

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		364,173 of common share class

WITH:	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

364,173 of common share class

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.52% of common share class

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

SCHEDULE 13D

CUSIP No.	853887107

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: Fifth Third Securities, Inc. 31-4122170

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		5,195 of common share class

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,195 of common share class

WITH:	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,195 of common share class

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.02% of common share class

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BD

Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, $1.00 par value per share (the “Common Stock”), of The Standard Register Company, an Ohio corporation (“Standard Register”), the principal executive offices of which are located at 600 Albany Street, Dayton, Ohio 45408.
Item 2. Identity and Background.
     (a)-(c), (f) This Schedule 13D is filed jointly by (i) Fifth Third Bancorp, an Ohio corporation (“Bancorp”); (ii) Fifth Third Bank, an Ohio banking corporation (“Fifth Third Ohio”); (iii) Fifth Third Bank, a Michigan banking corporation (“Fifth Third Michigan”); (iv) Fifth Third Asset Management, Inc., an Ohio corporation that is registered as an investment adviser (“Fifth Third Asset”); and (v) Fifth Third Securities, Inc. (“Fifth Third Securities”), an Ohio corporation that is registered as a broker dealer (collectively, the “Reporting Persons”). Each of Fifth Third Ohio, Fifth Third Michigan, Fifth Third Asset and Fifth Third Securities is a wholly owned subsidiary of Bancorp. Each of the Reporting Persons may be contacted through the principal office of Bancorp located at Fifth Third Center, Cincinnati, Ohio 45263.
     The information called for by this Item with respect to each of the executive officers and directors of the Reporting Persons is filed on Exhibit 2. Each of these executive officers and directors is a citizen of the United States.
     (d)-(e) During the last five years, none of the Reporting Persons nor any of the persons listed on Exhibit 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons own the Common Stock through fiduciary accounts. As a result, the Reporting Persons acquired beneficial ownership of the Common Stock reported in Item 5 either by (i) being trustee of a trust into which the settlor transferred the Common Stock, or (ii) purchasing the Common Stock through the accounts of trust, securities and investment advisory clients with funds provided by such clients.

Item 4. Purpose of Transaction.
     In the exercise of their fiduciary duties to their clients, the Reporting Persons are considering their alternatives with respect to the holdings of Common Stock in the accounts held by them in their fiduciary capacity for their clients. Representatives of the Reporting Persons have met with the management of Standard Register and expect to maintain a dialogue with management regarding, among other things, Standard Register’s operations, strategic direction, the extent to which it is achieving its current business plan, its capital structure and corporate governance and the Reporting Persons’ expectation that management of Standard Register will pursue appropriate measures to enhance shareholder value. In addition, the Reporting Persons may communicate with other persons regarding Standard Register, including, without limitation, the board of directors of Standard Register, other shareholders of Standard Register and potential strategic partners.
     The Reporting Persons have monitored and will continue to monitor and assess, among other things, (i) the financial condition, operations, prospects and management of Standard Register, (ii) the extent to which it is achieving its announced business and restructuring plans, (iii) the value and price of the Common Stock, (iv) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, and (v) other investment considerations. On the basis of such assessments, the Reporting Persons may, at any time and from time to time, take such actions with respect to their investment in Standard Register as they deem appropriate, including, without limitation, (i) proposing measures which they believe would enhance shareholder value, (ii) seeking representation on, or otherwise influencing the composition of, the board of directors of Standard Register, (iii) proposing or otherwise seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Standard Register and its subsidiaries or a sale of a material amount of assets of Standard Register or of any of its subsidiaries; (iv) proposing or otherwise seeking to effect any other material change in Standard Register’s business or corporate structure; (v) proposing or otherwise seeking to effect changes in Standard Register’s articles of incorporation, code of regulations or instruments corresponding thereto or (vi) taking any action similar to the foregoing. The Reporting Persons have no present plans or proposals that relate to or would result in any of the foregoing actions.
     In addition, the Reporting Persons intend to continue to review their holdings of Common Stock on a continuing basis in accordance with their fiduciary duties to their clients. The Reporting Persons may from time to time purchase additional shares of Common Stock, or dispose of all or a portion of the shares held by them. Any such additional purchases or sales of securities of Standard Register may be in the open market or in privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their investment position with respect to Standard Register include the following: (i) Standard Register’s business and prospects; (ii) the business strategy and actions of the management and board of directors of Standard Register to enhance value to the shareholders; (iii) the value of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons’ Common

Stock; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.
     Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Persons beneficially own, in the aggregate, 7,730,348 shares of common stock on an as converted basis, representing 32% of Standard Register’s outstanding Common Stock (based upon the 23,987,080 shares of Common Stock stated by Standard Register to be outstanding as of September 30, 2007 in Standard Register’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007).
     (b) Each of the Reporting Persons disclaims membership in a group with any of the other Reporting Persons, but they join in this filing as a result of the affiliate relationships of the Reporting Persons. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.
     (i) Fifth Third Bancorp, by virtue of its ownership of Fifth Third Ohio, Fifth Third Michigan, Fifth Third Asset and Fifth Third Securities, may be deemed to have shared voting power and dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Common Stock, including Common Stock that is issuable upon the conversion of Standard Register’s outstanding Class A Stock (the “Class A stock”), that Fifth Third Ohio, Fifth Third Michigan, Fifth Third Asset and Fifth Third Securities beneficially own.
     (ii) Fifth Third Ohio holds an aggregate of 5,190,396 shares of Common Stock and 2,153,016 shares of Common Stock that are issuable upon the conversion of the shares of Class A stock held by it. These shares are held as follows:
     Fifth Third Ohio, as trustee of a testamentary trust (the “Testamentary Trust”) established under the Will of William C. Sherman, Deceased, I.D. No. 31-6019963 (the “Will”). The income beneficiary is Helen Margaret Hook Clarke. The Testamentary Trust holds an aggregate of 2,595,312 shares of Common Stock and 1,081,392 shares of Class A Stock convertible into 1,081,392 shares of Common stock. As trustee, Fifth Third Ohio, has sole voting and dispositive power with respect to these shares of Common Stock and the Common Stock that will be received on conversion of Class A stock.

     Fifth Third Ohio is also trustee under an inter-vivos trust established by a trust indenture executed December 29, 1939 by William C. Sherman. The income beneficiaries under this inter-vivos trust are Helen Margaret Hook Clarke and the issue of John Q. Sherman Trust I.D. No. 31-6020570. There are held in this trust an aggregate of 2,571,912 shares of Common Stock and 1,071,624 shares of Class A Stock convertible into 1,071,624 shares of Common Stock. As trustee, Fifth Third Ohio, has sole voting and dispositive power with respect to these shares of Common Stock and the Common Stock that will be received on conversion of Class A stock.
     Fifth Third Ohio as fiduciary under agreements with parties otherwise unrelated to this filing holds 33,430 shares of Common Stock in 15 accounts. Under these agreements, Fifth Third Ohio has sole voting and dispositive power with respect to 18,124 shares; sole voting power but shared dispositive power with respect to 0 shares; sole voting power and no dispositive power with respect to 0 shares; and no voting or dispositive power with respect to 10,258 shares.
     (iii) Fifth Third Michigan has sole power to vote or to direct the vote of 17,568 shares of Common Stock and sole power to dispose or to direct the disposition of 15,145 shares of Common Stock. Fifth Third Michigan shares the power to dispose or to direct the disposition of 693 shares of Common Stock.
     (iv) Fifth Third Asset has sole power to vote or to direct the vote of 364,173 shares of Common Stock and sole power to dispose or to direct the disposition of 364,173 shares of Common Stock. Fifth Third Asset shares the power to dispose or to direct the disposition of 0 shares of Common Stock.
     (v) Fifth Third Securities has sole power to vote or to direct the vote of 5,195 shares of Common Stock and sole power to dispose or to direct the disposition of 5,195 shares of Common Stock. Fifth Third Securities shares the power to dispose or to direct the disposition of 0 shares of Common Stock with.
     (c) Transactions by Reporting Persons:
     The following transactions were effected during the past sixty days by the Reporting Persons:

		Number of Shares	Price Per
Reporting Person	Date	Purchased / (Sold)	Share
	12/18/2007	(700)	$11.4159
	1/2/2008	(1,900)	$11.3959
	1/24/2008	(14)	$9.25
	1/25/2008	(52)	$9.00

     Except as otherwise disclosed in this Item 5(c), none of the persons named in Item 2 above has effected any transactions in the Common Stock during the past sixty days
     (d) Except for the Reporting Persons and the clients that own the respective trust, brokerage or securities accounts that hold the Common Stock, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Will under which the Testamentary Trust was established provides as follows with respect to the authority of the trustee of the Testamentary Trust to take action with respect to any stocks or other securities, including shares of Standard Register, held in the Testamentary Trust:
     “[The Trustee(s)] shall have the following powers, duties and directions...
     To consent to the reorganization, consolidation, readjustment of the financial structure, or sale of the assets, of any corporation or other organization, the stocks or securities of which are owned by the Trustees and to take any action with reference to such stocks or securities which, in the opinion of the Trustees, is necessary to obtain the benefit of any such reorganization, consolidation, readjustment or sale; ...Provided, nevertheless, that my said Trustees shall exercise the power so granted to them hereunder that any action taken by them with reference to the shares of stock of The Standard Register Company which I may own at my death, and which become a part of my Trust Estate hereunder, will not be inconsistent with any action taken in connection with similar stock of The Standard Register Company by the Trustee or Trustees of the Estate of my deceased Brother, John Q. Sherman, or opposed to the best interests of the beneficiaries of either this, my Last Will and Testament, or the beneficiaries of my deceased Brother’s Last Will and Testament.”
     Under the foregoing provision of the Will, it is possible that Fifth Third Ohio may need to take into account the position of the Trustees of The John Q. Sherman Trust before voting its Common Stock in the event the shareholders of Standard Register are asked to approve a “reorganization, consolidation, readjustment of the financial structure, or sale of the assets” of Standard Register.
     Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of Standard Register.

Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement, dated February 8, 2008
2.	Executive Officers and Directors of the Reporting Persons (to be filed by amendment)

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008	FIFTH THIRD BANCORP

/s/ Charles Drucker By: Charles Drucker Title: Executive Vice President

FIFTH THIRD BANK (Ohio)

/s/ Charles Drucker By: Charles Drucker Title: Executive Vice President

FIFTH THIRD BANK (Michigan)

/s/ Charles Drucker By: Charles Drucker Title: Executive Vice President

FIFTH THIRD SECURITIES, INC.

/s/ Richard W. Holmes, Jr. By: Richard W. Holmes, Jr. Title: Vice President and Counsel

FIFTH THIRD ASSET MANAGEMENT, INC.

/s/ Richard W. Holmes, Jr. By: Richard W. Holmes, Jr. Title: Vice President and Counsel

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the common stock of The Standard Register Company, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 8, 2008.

FIFTH THIRD BANCORP

/s/ Charles Drucker By: Charles Drucker Title: Executive Vice President

FIFTH THIRD BANK (Ohio)

/s/ Charles Drucker By: Charles Drucker Title: Executive Vice President

FIFTH THIRD BANK (Michigan)

/s/ Charles Drucker By: Charles Drucker Title: Executive Vice President

FIFTH THIRD SECURITIES, INC.

/s/ Richard W. Holmes, Jr. By: Richard W. Holmes, Jr. Title: Vice President and Counsel

FIFTH THIRD ASSET MANAGEMENT, INC.

/s/ Richard W. Holmes, Jr. By: Richard W. Holmes, Jr. Title: Vice President and Counsel